UTStarcom Holdings Corp.
Level 6, 28 Hennessy Road,
Admiralty, Hong Kong

To: Division of Corporation Finance

Office of Telecommunications

Attn: Mr. Robert Shapiro

Re: UTStarcom Holdings Corp.

Form 20-F for the Year Ended December 31, 2018

Filed April 17, 2019

File No. 001-35216

November 29, 2019

Mr. Shapiro,

This is in reference to your inquiry per your letter, dated September 19, 2019: “We noted your accounts receivable increased significantly as of December 31, 2018 to $60 million, with one major customers representing 93% of this balance. Please tell us the extent of your subsequent collection of this accounts receivable balance. Also, please tell us and disclose in future filings the repayment terms granted to this customer and whether the accounts receivable are financing receivables”.

Our response to your inquiry is as follows:

I.	Subsequent collection of Bharat Sanchar Nigam Limited (BSNL) Accounts Receivable (AR) as of December 31, 2018

The Company’s accounts receivable as of December, 31, 2018 totaled $60.7 million, and as of November 20, 2019 we have collected $6.4 million of that balance. As of December 31, 2018, the accounts receivable from BSNL totaled $56.6 million, representing 93% of the total accounts receivable, and as of November 20, 2019, we have collected $3.1 million of that balance.  As of December 31, 2018, 66% of the outstanding accounts receivable balance was current, 32% was under one year and 2% was aged greater than one year, with allowances provided thereon. The aging of our accounts receivable progressively increased in 2019, primarily due to BSNL’s payment delinquency (Please refer to part II for more information).

II. Payment term of BSNL and financing issue

We have two types of contracts with BSNL: the first type is an annual maintenance contract (AMC) for regular maintenance service provided to BSNL’s existing system. The revenue of this type of service is recognized after service is rendered and certified by BSNL. Payment is due upon BSNL’s acceptance of the claim bills and the payment process normally takes about 90 days.

The second type of contract is related to projects. Normally a project comprises of two parts: 1) provision of communication equipment and 2) installation services. For project equipment sales, the payment term of a typical project contract stipulates substantial payment (50% to 60%) upon equipment delivery and the rest to be paid over time. We issue claim bills to BSNL requesting payments when certain contractual milestones are reached. Payment is due upon BSNL’s acceptance of the claim bill and normally the payment process takes about 90 days. For the service component of a project, claim bill is submitted and payment is due after services are rendered and accepted. The payment process normally is about 90 days.

Based on the contract terms and the payment history of BSNL, the time period between the delivery of our goods or services and payment receipts is no more than one year, thus there is no financing component in our contracts with BSNL.  The total contract amount was recorded as revenue when revenue recognition criteria are met. Correspondingly the accounts receivable resulting from those BSNL revenues are trade receivables generated during the normal course of business and not financing receivables.

As indicated in part I, the majority of the BSNL AR as of December 31, 2018 was not collected as of November 20, 2019. The main reason for payment delays is that BSNL was in financial difficulties and delinquent in paying its domestic and international vendors including UTStarcom.  As a 100% state owned enterprise, BSNL operates under the guidance of India’s Telecommunication Ministry which has been deliberating plans to rectify the financial situation of BSNL during the past several months. On October 23, 2019, the Indian government approved a revival plan for BSNL, which includes a $4.3 billion voluntary retirement scheme, a $3.4 billion 4G spectrum allocation and $2.1 billion sovereign bonds for operation funding and 4G network upgrade. The Indian government also authorized BSNL to monetize $5.4 billion of its asset (real estates, optical fibers, towers) for operating funds.  Additionally, the Indian government approved a $0.5 billion loan guarantee for BSNL to raise funds to clear its outstanding vendor payments.  In light of these government actions, we expect to collect the outstanding AR from BSNL in the coming months.

We have assessed the current situation and the financial outlook of BSNL, and believe the collectability of BSNL AR is reasonably assured. As of Q3, 2019, we assessed the BSNL accounts receivable situation and provided a $6.6 million allowance for doubtful accounts. We are closely monitoring BSNL’s funding and payment activities and will disclose all relevant information in our subsequent filings.

                                           Sincerely,

UTSTARCOM HOLDINGS CORP.

By:	/s/ Tim Ti
	Name:	Tim Ti
	Title:	Chief Executive Officer